UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NGL Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Prism/IV-A Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,995,491

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,995,491

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,995,491

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Main Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,167,787

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,167,787

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,167,787

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL CIV A, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,309,237

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,309,237

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,237

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL Prism/IV-A Blocker LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,077,309

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,077,309

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,309

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital NGL Co-Invest Manager LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,309,237

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,309,237

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,237

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV Holdings

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Fund GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,549,824

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,549,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,549,824

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Units Representing Limited Partner Interests (the “Common Units”), of NGL Energy Partners LP, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma, that would be acquired upon a conversion of the Class A 10.75% Convertible Preferred Units.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)             Highstar NGL Prism/IV-A Interco LLC (“Highstar Prism”)

2)             Highstar NGL Main Interco LLC (“Highstar Main”)

3)             NGL CIV A, LLC (“NGL CIV”)

4)             NGL Prism/IV-A Blocker LLC (“NGL Blocker”)

5)             Highstar Capital NGL Co-Invest Manager LLC (“Highstar Co-Invest”)

6)             Highstar Capital GP IV, L.P. (“Highstar GP IV”)

7)             Highstar Capital GP IV, LLC

8)             Highstar Capital GP IV Holdings

9)             Oaktree Fund GP II, L.P.

10)      Oaktree Capital II, L.P

11)      Oaktree Holdings, Inc.

12)      Oaktree Capital Group, LLC; and

13)      Oaktree Capital Group Holdings GP, LLC

Highstar GP IV and Highstar Capital GP IV Holdings are organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Oaktree Capital Group Holdings GP, LLC is a limited liability company managed by an executive committee, the members of which are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone (the “OCGH GP Members”).

During the last five years, none of the Reporting Persons or OCGH GP Members (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 62913M107	13D

Item 3.	Source and Amount of Funds or Other Consideration.

On April 21, 2016, the Issuer entered into the Class A Convertible Preferred Unit and Warrant Purchase Agreement (the “Purchase Agreement”) with Highstar Prism and Highstar Main (together, the “Original Purchasers”), pursuant to which the Issuer agreed to issue and sell to the Original Purchasers in a private placement (the “Private Placement”) an aggregate principal amount of $200 million of the Issuer’s 10.75% Class A Convertible Preferred Units (the “Preferred Units”) and warrants (the “Warrants”) that may be exercised to purchase Common Units.

On June 23, 2016, the Issuer entered into an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”), by and among the Issuer, the Original Purchasers and NGL CIV (together with the Original Purchasers, the “Purchasers”), pursuant to which NGL CIV was joined as a party to the Purchase Agreement and the aggregate principal amount of the Private Placement was increased from $200 million to $240 million.

In connection with the closing of the transactions contemplated by the Purchase Agreement, as amended, on June 24, 2016, the Purchasers acquired 19,942,169 Preferred Units and 4,375,112 Warrants for approximately $240 million.

Subsequently, on September 29, 2016, NGL Blocker, Highstar Main and Highstar Prism entered into a Purchase and Sale Agreement pursuant to which Highstar Main and Highstar Prism sold 2,077,309 Class A Convertible Preferred Units and 455,741 Warrants in the Issuer to NGL Blocker for an aggregate purchase price of $25,791,823.

The Purchasers and NGL Blocker obtained the funds to purchase the Preferred Units and Warrants through capital contributions from their respective members.

The foregoing description of the Purchase Agreement and the Purchase Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Board Representation Agreement

In connection with the closing of the transactions contemplated by the Purchase Agreement, as amended, on June 24, 2016, the Issuer, NGL Energy Holdings LLC, the Purchasers and Highstar Capital IV, L.P. (an affiliate of Highstar GP IV) entered into that certain Amended and Restated Board Representation and Observation Rights Agreement (the “Board Representation Agreement”) pursuant to which Highstar Capital IV, L.P. has the ability to appoint a director to the board of directors of the general partner of the Issuer (the “Board”). Highstar Capital IV, L.P. has appointed Jared Parker to serve as a member of the Board.

CUSIP No. 62913M107	13D

Registration Rights Agreement

Also on June 24, 2016, the Issuer and the Purchasers entered into an amendment to the Registration Rights Agreement, dated May 11, 2016, by and among the Issuer and the Original Purchasers (as amended, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has filed a registration statement to register the public resale of the Common Units issued or issuable upon conversion of the Preferred Units and exercise of the Warrants. In addition, the Registration Rights Agreement grants the Purchasers piggyback registration rights under certain circumstances. These registration rights are transferable to affiliates of the Purchasers and, in certain circumstances, to third parties.

Amended and Restated Partnership Agreement

On June 13, 2017, NGL Energy Holdings LLC, a Delaware limited liability company and the general partner of the Issuer, executed the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”). Pursuant to the Partnership Agreement, at any time after May 11, 2019, the Purchasers and NGL Blocker have the right to convert any Preferred Units held by them for a number of Common Units equal to the product of the number of Preferred Units converted and the conversion ratio then in effect. If the Common Units are trading at or above $12.035 (the “initial conversion price”), the Preferred Units will be converted on a one-to-one basis. However, if the Common Units are trading below the initial conversion price, then the conversion ratio will be equal to the quotient of the initial conversion price and the greater of (i) the adjusted volume weighted average price of the Common Units for the 15 trading days immediately preceding May 11, 2019 or (ii) $5.00. Any conversion of the Preferred Units may be settled in common units, cash or a combination. The Preferred Units do not become convertible until May 13, 2019 and are currently redeemable by the Issuer for cash.

The foregoing descriptions of the Board Representation Agreement, the Registration Rights Agreement and the Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 62913M107	13D

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the Board may engage in discussions with management, the Board, and unitholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Item 5.	Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 124,033,723 Common Units outstanding on February 4, 2019, and assumes the conversion of the Preferred Units owned by the Reporting Persons into Common Units on a one-to-one basis and the exercise of Warrants held by the Reporting Persons that are currently or will be exercisable within 60 days of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Highstar NGL Prism/IV-A Interco LLC	5,995,491	4.6%	0	5,995,491	0	5,995,491
Highstar NGL Main Interco LLC	4,167,787	3.3%	0	4,167,787	0	4,167,787
NGL CIV A, LLC	8,309,237	6.3%	0	8,309,237	0	8,309,237
NGL Prism/IV-A Blocker LLC	2,077,309	1.6%	0	2,077,309	0	2,077,309
Highstar Capital NGL Co-Invest Manager LLC	8,309,237	3.3%	0	8,309,237	0	8,309,237
Highstar Capital GP IV, L.P.	20,549,824	14.2%	0	20,549,824	0	20,549,824
Highstar Capital GP IV, LLC	20,549,824	14.2%	0	20,549,824	0	20,549,824
Highstar Capital GP IV Holdings	20,549,824	14.2%	0	20,549,824	0	20,549,824
Oaktree Fund GP II, L.P.	20,549,824	14.2%	0	20,549,824	0	20,549,824
Oaktree Capital II, L.P.	20,549,824	14.2%	0	20,549,824	0	20,549,824
Oaktree Holdings, Inc.	20,549,824	14.2%	0	20,549,824	0	20,549,824
Oaktree Capital Group, LLC	20,549,824	14.2%	0	20,549,824	0	20,549,824
Oaktree Capital Group Holdings GP, LLC	20,549,824	14.2%	0	20,549,824	0	20,549,824

CUSIP No. 62913M107	13D

Highstar Prism, Highstar Main, NGL CIV and NGL Blocker are the record holders of 5,637,025, 3,918,598, 8,309,237 and 2,077,309 Preferred Units, respectively. In addition, Highstar Prism and Highstar Main are the record holders of 358,466 and 249,189 Warrants, respectively, that are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.

Highstar Co-Invest is the managing member of NGL CIV and as a result may be deemed to share beneficial ownership of the securities held of record by NGL CIV.

Highstar GP IV is one of two members of Highstar Prism and is the non-member manager of the other member. In addition, Highstar GP IV is the non-member manager of Highstar Main and is the managing member of NGL Blocker and Highstar Co-Invest. As a result, Highstar GP IV may deemed to share beneficial ownership of the securities held of record by each of the Purchasers.

Oaktree Capital Group Holdings GP, LLC is the duly elected manager of Oaktree Capital Group, LLC, which is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital II, L.P., which is the general partner of Oaktree Fund GP II, L.P., which is the sole shareholder of Highstar Capital GP IV Holdings, which is the sole member of Highstar Capital GP IV, LLC, which is the general partner of Highstar GP IV. Oaktree Capital Group Holdings GP, LLC is a limited liability company managed by the OCGH GP Members. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities beneficially owned by Highstar GP IV. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)           During the past 60 days none of the Reporting Persons or the OCGH GP Members has effected any transactions in the Common Units.

(d)                                 None.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Purchase Agreement and the Purchase Agreement Amendment and Item 4 above summarizes certain provisions of the Board Representation Agreement, the Registration Rights Agreement and the Partnership Agreement. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or the OCGH GP Members has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such

CUSIP No. 62913M107	13D

securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2

Class A Convertible Preferred Unit and Warrant Purchase Agreement, dated as of April 21, 2016, by and among NGL Energy Partners LP, Highstar NGL Prism/IV-A Interco LLC and Highstar NGL Main Interco LLC, including the form of Board Representation and Observation Rights Agreement attached as Exhibit B thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 27, 2016)

3

Amendment to Class A Convertible Preferred Unit and Warrant Purchase Agreement, dated as of June 23, 2016, by and among NGL Energy Partners LP and Highstar NGL Prism/IV-A Interco LLC, Highstar NGL Main Interco LLC and NGL CIV A, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 28, 2016).

4

Registration Rights Agreement, dated May 11, 2016, by and among NGL Energy Partners LP and Highstar NGL Prism/IV-A Interco LLC and Highstar NGL Main Interco LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 28, 2016).

5

Amendment to Registration Rights Agreement, dated June 24, 2016, by and among NGL Energy Partners LP and Highstar NGL Prism/IV-A Interco LLC, Highstar NGL Main Interco LLC and NGL CIV A, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 28, 2016).

6

Fourth Amended and Restated Agreement of Limited Partnership of NGL Energy Partners LP, dated as of June 13, 2017 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 13, 2017).

CUSIP No. 62913M107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2019
Highstar NGL Prism/IV-A Interco LLC

	By:	Highstar Capital GP IV, L.P.
	Its:	Managing Member

	By:	Highstar Capital GP IV, LLC
	Its:	General Partner

	By:	/s/ Henry E. Orren
	Name:	Henry E. Orren
	Title:	Vice President

Highstar NGL Main Interco LLC

	By:	Highstar Capital GP IV, L.P.
	Its:	Manager

	By:	Highstar Capital GP IV, LLC
	Its:	General Partner

	By:	/s/ Henry E. Orren
	Name:	Henry E. Orren
	Title:	Vice President

NGL CIV A, LLC

	By:	Highstar Capital NGL Co-Invest Manager LLC, its managing member
	By:	Highstar Capital GP IV, L.P., its managing member
	By:	Highstar Capital GP IV, LLC, its general partner

	By:	/s/ Henry E. Orren
	Name:	Henry E. Orren
	Title:	Vice President

CUSIP No. 62913M107	13D

NGL Prism/IV-A Blocker LLC

By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital NGL Co-Invest Manager LLC

By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV, L.P.

By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV Holdings

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

CUSIP No. 62913M107	13D

Oaktree Fund GP II, L.P.

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital II, L.P.

By: Oaktree Holdings, Inc., its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Holdings, Inc.

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 22nd day of March, 2019.

Highstar NGL Prism/IV-A Interco LLC

By:	Highstar Capital GP IV, L.P.
Its:	Managing Member

By:	Highstar Capital GP IV, LLC
Its:	General Partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar NGL Main Interco LLC

By:	Highstar Capital GP IV, L.P.
Its:	Manager

By:	Highstar Capital GP IV, LLC
Its:	General Partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

NGL CIV A, LLC

By:	Highstar Capital NGL Co-Invest Manager LLC, its managing member
By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

NGL Prism/IV-A Blocker LLC

By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital NGL Co-Invest Manager LLC

By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV, L.P.

By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Highstar Capital GP IV Holdings

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Fund GP II, L.P.

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital II, L.P.

By: Oaktree Holdings, Inc., its general partner

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Holdings, Inc.

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Vice President